

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3233</u>

July 18, 2017

<u>Via E-mail</u>
Thomas Capasse
Chairman and Chief Executive Officer
Sutherland Asset Management Corporation
1140 Avenue of the Americas, 7th Floor
New York, NY 10036

> **Re: Sutherland Asset Management Corporation**
> **Registration Statement on Form S-3**
> **Filed July 7, 2017**
> **File No. 333-219213**

Dear Mr. Capasse:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Senior Counsel
Office of Real Estate and
Commodities

cc: Jay L. Bernstein, Esq. (*via e-mail*)